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                            January 4, 2021

       Benjamin Sexson
       Chief Executive Officer
       MONOGRAM ORTHOPAEDICS INC
       3913 Todd Lane
       Austin, TX 78744

                                                        Re: MONOGRAM
ORTHOPAEDICS INC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed December 23,
2020
                                                            File No. 024-11305

       Dear Mr. Sexson:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Form 1-A filed December 23, 2020

       Exhibits

   1. We note the statements in the "Updates" box at the bottom of Exhibit 13.1, which repeatedly states that
the bonus shares will only be offered for a limited time "during
                                                        [y]ourTesting the Water
Period". However, the offering circular contains disclosure that bonus shares may also
be received at certain investment thresholds of $5,000 and $10,000 throughout the offering
period. Please revise your communications surrounding the
                                                        fundraising to align
with the circular disclosure in all respects.

              You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if
       you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at 202-551-7614 or Suzanne Hayes at
202-551-3675with any other
 Benjamin Sexson
MONOGRAM ORTHOPAEDICS INC
January 4, 2021
Page 2

questions.



                                         Sincerely,
FirstName LastNameBenjamin Sexson
                                         Division of Corporation Finance
Comapany NameMONOGRAM ORTHOPAEDICS INC
                                         Office of Life Sciences
January 4, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName